MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

The information contained in this section should be read in conjunction with (1) our unaudited condensed consolidated interim financial statements as of June 30, 2010 and for the six months then ended and related notes included in this Report of Foreign Private Issuer on Form 6-K and (2) our Consolidated Financial Statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2009 and the other information contained in that Annual Report, particularly the information under the caption “Item 5. Operating and Financial Review and Prospects”. Our condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and interpretations as issued by the International Accounting Standards Board ("IASB").

We are including segment information in our financial statements according to IFRS 8 based on our organizational structure, including internal reports in order to evaluate performance and allocate resources reviewed by our chief operating decision maker, the nature of the products and services that we provide, and the distribution channels of our sale. The Company presents three reportable segments: Supermarkets, Non-Food Retail and Wholesale (“Non-Food") and Real Estate.

Our three operating segments consist of the following:
(1)
Supermarkets – We are the second largest food retailer in the State of Israel. We are engaged, through our fully held subsidiary, Mega Retail Ltd. ("Mega Retail"), in Supermarket activities, offering a wide range of food and beverage products and “Non-Food” items, such as houseware, toys, small electrical appliances, computers and computer accessories, entertainment and leisure products and textile products and “Near-Food” products, such as health and beauty aids, infants products, cosmetics and hygiene products. As of June 30, 2010, we owned and operated 206 supermarkets in this segment. This segment also includes properties owned through our approximately 78% held subsidiary, Blue Square Real Estate (“BSRE”), in connection with the supermarket operation of our stores (including warehouses and offices).

(2)
Non-Food Retail and Wholesale - we engaged through our 85% held subsidiary, Bee Group Retail Ltd. ("Bee Group"), in non-food retail and wholesale activities. As of June 30, 2010, Bee Group consisted of 270 non-food Retail outlets, mostly through franchisees, specialties in houseware and home textile, toys leisure and infant.

(3)
Real Estate – we engaged through our subsidiary BSRE in the investment, promotion and development of yield generating investment properties: mainly commercial centers, logistics centers and offices and land for the purpose of capital appreciation and deriving long-term yield. In addition, BSRE is a partner in the Tel Aviv Wholesale Market project.

Key Figures

	Six months ended June 30, 2009	Six months ended June 30, 2010	Changes (*)	Convenience translation(a) six months ended June 30, 2010	Three months ended June 30, 2009	Three months ended June 30, 2010	Changes (*)
	NIS in millions			U.S. dollars	NIS in millions
	(unaudited)
Revenues	3,608.7	3,599.5	(0.3)%	928.9	1,844.0	1,768.7	(4.1)%

Gross profit	1,004.8	1,026.7	2.2%	265.0	501.7	513.0	2.3%
% Gross profit	27.8%	28.5%	0.7%	N.A.	27.2%	29.0%	1.8%

Operating profit *	120.9	135.1	11.7%	34.9	60.7	62.5	3.0%
% Operating profit *	3.3%	3.8%	0.5%	N.A.	3.3%	3.5%	0.2%

EBITDA	206.2	226.3	9.7%	58.4	103.6	108.6	4.8%
EBITDA margin from revenues	5.7%	6.3%	0.6%	N.A.	5.6%	6.1%	0.5%

Financial expenses	47.2	56.7	20.1%	14.6	35.2	42.3	20.2%
Net income	49.9	58.2	16.7%	15.0	17.5	21.1	20.6%

*	before other gains and losses and changes in fair value of investment property

Overview of our Activities during the First Six Months of 2010

Operating Overview

Our operating profit continued to improve as a result of, among other things,  the strategic changes we have undertaken in the last year and a half and due to the improvement in the macro-economic conditions in Israel as compared to the previous period.
•	The operating profit in the first half of 2010 grew to 3.8% of the revenues as compared to 3.3% of revenues in the first half of 2009.
•	The net income for the first half increased by 16.7% as compared to the first half of 2009.

Operating Overview of our Segments

•	In the Supermarket segment:
o	Our operating profits was 4.2% and 3.9% of revenues in the second quarter and in the first half of 2010, respectively.
o	We plan to continue with the implementation of the main elements of our strategic plan that include
▪	The expansion of the "Mega Bool" chain, and.

▪	The expansion of the private brand "Mega", which constituted over 7.5% of total revenues in the six month period ended June 30 2010.
•	In the Non-Food segment:
o
there were one-off costs of NIS 2.9 million. The one-off costs resulting from the transfer to the new Non-Food segment group logistics center and the consolidation of the Bee Group center and move to single new offices.

Investments

•	Investment in IT Systems in the Supermarket Segment

o
We are still in the process of making significant investments in the main IT operating systems. These investments have a long term impact and include installation of new modern cash-registers and upgrading the trading and the chain of delivery management systems.

•	New Investments in our Real Estate Segment

o
In June 2010, our subsidiary BSRE, in our Real Estate segment, entered into agreements to purchase, along with Gindi Investments 1 Ltd. and an additional corporation controlled by Moshe and Yigal Gindi ("the purchasers"), building rights for 97,460 square meters for a period ending August 31, 2099 in part of the wholesale market complex in Tel Aviv, from the Tel Aviv Municipality and The Wholesale Company for Agricultural Produce in Tel Aviv Ltd. (the sellers) for a total consideration estimated at NIS 950 million. The Sellers are also entitled, depending on certain sales targets, to additional consideration, calculated by reference to the sale price of apartments that are sold in the apartment buildings complex. The final agreements were subject to the approval of the Minister of the Interior, which was received on July 11, 2010. The development will include construction and marketing of a project that includes an apartment building complex, areas for commercial use and areas for multi–purpose use. After the balance sheet date the purchasers started to market the project.

o
In addition, in July 2010 Gindi won the auction to Build Operate and Transfer ("BOT") a parking lot  in Tel Aviv for approximately 1,000 parking places for a period of 23 years. In August 2010, BSRE joined Gindi in this project as a 50% joint venturer. The final agreement is subject to further approvals and conditions which have not been completed as of the date of the signing of these financial statements.

o
During the period, BSRE acquired land in Point Wells, near Seattle (USA) from Alon USA, a related company, for an amount of $19.5 million (approximately NIS 82 million). BSRE intends to change the zoning of the land from heavy industrial use to urban center zoning. In case BSRE were to sell the land the subsidiary of Alon USA may participate in the consideration net of costs as defined in the agreement.  BSRE has granted Alon USA the right to use the land for a period of up to ten years. In return the subsidiary of Alon USA will make a quarterly payment of $440 thousand (approximately NIS 1.7 million) starting July 1, 2010.

•	New Acquisitions and Dividend Distribution
  On June 28, 2010 the shareholders' general meeting approved the acquisition of Dor Alon Energy Israel (1988) Ltd. ("Dor Alon") from its controlling shareholder Alon Israel Oil Company Ltd. ("Alon"). Dor Alon, whose shares are traded on the Tel Aviv stock exchange, is one of the four largest fuel retail companies in Israel based on number of gas stations and is a leader in the convenience stores sector. Dor-Alon is engaged in the development, construction and operating of gas stations, adjacent commercial centers and independent convenience stores, marketing of fuel products and other products through the gas stations and convenience stores and direct marketing of fuel oil and other petroleum products directly to residential and commercial customers. Dor-Alon operates in three principal operating segments: The fueling and commercial sites segment, the direct marketing segment and the jet-fuel marketing segment.

Through the acquisition, the Company acquired from Alon all its holdings in Dor Alon constituting  approximately 80% of Dor Alon's outstanding shares. In exchange for each Dor Alon share held by Alon the Company  issued 1.8 ordinary shares in the Company. The Company issued 20,327,710 new ordinary shares in the aggregate significantly increasing the issued and outstanding share capital of the Company. According to the outline of the acquisition, the Company will pay dividend distribution in an amount of NIS 800 million by way of a capital reduction. After the balance sheet date, the Company received approval of the distribution from the district court. The completion of this acquisition was on October 3, 2010, and the dividend distribution will be on October 18, 2010.

Rating of our Debentures

o	On April 26, 2010, Standard & Poors Maalot entered the rating for the debentures of the Company of ilA+ into Credit Watch with negative outlook, due to the Wholesale Market transaction of BSRE.
o	In July 2010, Midroog issued a rating of A1 with negative outlook for series A, B and C of BSRE's listed debentures.
o
In August 2010 the Company received a rating from Midroog of A1 for the debentures up to par value NIS 500 million that the Company will issue as well as an affirmation of the A1 rating of the series A and B debentures previously issued.

o	On September 15, 2010 Midroog affirmed the A1 rating of Series A and B debentures previously issued to private investors by the Company.

Bee Group additional investment

o
On October 11, 2010, the non - controlling interests holders of Bee Group exercised their Put option and sold to the Company the remaining 15% of the shares of Bee Group for a total consideration of approximately NIS 24.5 million.

RESULTS OF ALON HOLDINGS BLUE SQUARE - ISRAEL

Six Months Ended June 30, 2010 Compared To Six Months Ended June 30, 2009

Revenues for the first half of 2010 decreased by 0.3% to NIS 3,599.5 million (U.S.(A) $928.9 million), compared to NIS 3,608.7 million in the corresponding period of 2009. The decrease was partially due to a 6.2% decrease in the Non-food segment to NIS 14.9 million in the aggregate, mainly due to a decrease in the houseware sector (to NIS 17.6 million in the aggregate), offset by an increase in the leisure sector.  This decrease was partially offset by a 0.2% increase in our Supermarkets segment, mainly due to the net addition of 12 new stores from the beginning of 2009, which contributed NIS 179.3 million to our sales, partially offset by a decrease of approximately 2.1% (NIS 68.2 million) in same store sales (SSS).  For more information, please see "Segment Information Analysis" below.

Gross Profit for the first half of 2010 amounted to approximately NIS 1,026.7 million (U.S. $ 265.0 million) (approximately 28.5% of revenues) compared to gross profit of approximately NIS 1,004.8 million (27.8% of revenues) in the first half of 2009, an increase of NIS 21.9 million (U.S. $ 5.7 million). The increase in the gross profit margin mainly derived from the Supermarket segment as a result of the increase in the sales of private label goods, which made up more than 7.5% of sales and an improvement in the terms of trade with suppliers and was partially offset by a decrease in the gross profit in the Non-Food segment as a result of the decrease in sales in that segment.

Selling, General, and Administrative Expenses for the first half of 2010 increased by 0.9% to approximately NIS 891.6 million (U.S. $ 230.1 million) (24.8% of revenues) compared to NIS 884.0 million (24.5% of revenues) in the first half of 2009. The main increase was recorded in the Supermarkets segment due to the net addition of 12 new stores from the start of 2009, which contributed NIS 51.1 million to our expenses. Furthermore, the decrease in same stores selling expenses was NIS 13.1 million approximately 2% and mainly derived from the efficiency measures and the decrease in wage and salary costs. In the Real Estate segment there was an increase in expenses as a result of the start of construction and development projects, mainly the Wholesale Market and Seattle projects.

Operating Income (before income and other expenses and increase in the fair value of real estate) in the first half of 2010 amounted to approximately NIS 135.1 million (U.S $ 34.9 million) (3.8% of revenues) compared to operating income of NIS 120.9 million (3.3% of revenues) in the first half of 2009. The increase in the operating income was due to the increase in the gross profit partially offset by an increase in selling, general and administrative expenses.

EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization) (B) in the first half of 2010 was NIS 226.3 million (U.S. $ 58.4 million) (6.3 % of revenues) compared to NIS 206.2 million (5.7% of revenues) in the corresponding period of 2009.

Increase in the fair value of Investment Property In the first half of 2010, the Company recorded gains from the appreciation of investment property in the amount of NIS 13.2 million (U.S $ 3.4 million) compared to NIS 1.7 million in the first half of 2009.

Other Gains and losses, Net: In the first half of 2010 the Company recorded other expenses, net of NIS 7.1 million (U.S. $ 1.8 million), compared to other expenses, net of NIS 0.6 million in the first half of 2009. In the first half of 2010 the other expenses mainly included expenses relating to the transfer of the companies in the Bee group to the new logistics center in Beer Tuvia and the removal of property and equipment in the Supermarket segment because of the closure of stores and changing to Windows based cash registers.

Operating Income before financial expenses, net in the first half of 2010 was NIS 141.1 million (U.S. $ 36.4 million) (3.9% of revenues) compared to operating income of NIS 122.0 million (3.4% of revenues) in the first half of 2009.

Financial Expenses, Net for the first half of 2010 were NIS 56.7 million (U.S. $14.6 million) compared to financial expenses, net of NIS 47.2 million in the first half of 2009, an increase in net financial expenses of NIS 9.5 million (U.S. $ 2.5 million). The increase in net finance expenses was mainly due to a reduction in finance income of NIS 17.9 million (U.S. $ 4.6 million) net of a decrease in finance expenses in the amount of NIS 8.4 million (U.S. $ 2.2 million).
The decrease in finance income was mainly due to a reduction in finance income from hedging transactions on the Israeli CPI of NIS 17.9 million (U.S. $ 4.6 million), a reduction in the income from revaluation of the conversion component of financial instruments in the amount of NIS 6.1 million (U.S. $ 1.6 million) net of an increase in  income from securities in the amount of NIS 7.0 million (U.S. $ 1.8 million).
The decrease in finance expenses was mainly due to the revaluation of the conversion component of the Company's debentures and from capitalization of borrowing costs in construction projects.

Taxes on Income for the first half of 2010 were approximately NIS 25.7 million (U.S. $6.6 million) (30.6% effective tax rate compared to a statutory tax rate of 25%) compared to NIS 24.8 million (effective tax rate of 33.2% compared to a statutory tax rate of 26%) in the first half of 2009. The decrease in the effective tax rate is mainly due to the reduction in finance expenses from the revaluation of the conversion component of the Company's convertible debentures for which the Company does not record deferred taxes. The high effective tax rate compared to the statutory rate is due to the recording of deferred taxes at the tax rate expected to apply when the taxes are utilized, which is lower than the statutory rate and from losses in some of the Group companies for which no deferred tax assets were recorded.

Net Income for the first half of 2010 was NIS 58.2 million (U.S. $ 15 million) compared to net income of NIS 49.9 million in the first half of 2009. The increase in the net income in the first half of 2010 compared to the first half of 2009 was mainly due to  an increase in operating profit and from an increase in the appreciation of investment property value offset by an increase in finance expenses. The net income for the first half of 2010 attributable to the equity holders of the company was NIS 47.7 million (U.S. $12.3 million), or NIS 1.08 per share (U.S. $ 0.28), while the portion attributable to the non-controlling interests was NIS 10.5 million (U.S. $2.7 million).

Results for the Second Quarter of 2010

Revenues for the second quarter of 2010 were NIS 1,768.7 million (U.S. $456.4 million) compared to revenues of approximately NIS 1,844 million in the comparable quarter last year, a decrease of 4.1%.
The decrease in the revenues compared to the comparable quarter last year was mainly due to the timing of the Passover holiday, which fell this year on March 29 as compared to April 8 last year. The Passover sales in the Non-food and Supermarket segment were mainly included in the first quarter this year and last year they were mainly included in the second quarter.
The Non-food segment was affected more strongly by the timing of the holiday.
For more information, please see "Segment Information Analysis" below.

Gross Profit for the second quarter of 2010 amounted to approximately NIS 513.0 million (U.S. $ 132.4 million) (approximately 29.0% of revenues) compared to gross profit of approximately NIS 501.7 million (27.2% of revenues) in the comparable quarter of 2009. The increase in the gross profit mainly derived from the same reasons described in the analysis for the first half year.

Selling, General and Administrative Expenses in the second quarter of 2010 amounted to NIS 450.5 million (U.S. $ 116.3 million) (25.5% of revenues) compared to approximately NIS 441.1 million (23.9% of revenues) in the comparable quarter of 2009, an increase of approximately 2.1%. The increase was due to the expenses related to the net increase of new stores of approximately NIS 9.4 million or 42% and from an increase in the advertising expenses of approximately NIS 8.8 million or 52%.

Operating Profit (before other gains and losses and increases in the fair value of investment property) in the second quarter of 2010 amounted to NIS 62.5 million (U.S $ 16.1 million) (3.5% of revenues) compared to NIS 60.7 million (3.3% of revenues) in the second quarter of 2009, an increase of 3%.

EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization): In the second quarter of 2010, EBITDA was NIS 108.6 million (U.S. $ 28.0 million) (6.1 % of revenues) compared to NIS 103.6 million (5.6% of revenues) in the corresponding period of last year.

Increase in the Fair Value of Investment Property In the second quarter of 2010, the Company recorded gains from appreciation of investment property in the amount of NIS 10.9 million (U.S $ 2.8 million) compared to NIS 1.7 million in the comparable quarter last year.

Other Gains and Losses, Net In the second quarter of 2010, the Company recorded other expenses, net of NIS 5.9 million (U.S. $ 1.5 million), compared to net expenses of NIS 2.8 million in the comparable quarter. The expenses this quarter included costs of certain companies in the Bee Group related to the transfer of the Bee Group companies to the new logistic center in Beer Tuvia, which is expected to serve the Non Food segment and the removal of property and equipment as described above in the analysis for the first half of the year.

Operating Profit before financing expenses, net amounted to approximately NIS 67.5 million (U.S. $ 17.4 million) (3.8% of revenues) compared to operating profit of NIS 59.6 million (3.2% of revenues) in the second quarter of 2009.

Financial Expenses, net, for the second quarter of 2010 were NIS 42.3 million (U.S. $10.9 million) compared to financial expenses, net of NIS 35.2 million in the comparable quarter last year. The increase in financial expenses, net in this quarter compared to the same quarter last year was mainly due to changes in the value of hedging contracts of the Israeli CPI, which contributed a gain of NIS 2.6 million (U.S. $0.7 million) in this quarter compared to a gain of NIS 12.7 million in the comparable quarter last year.
The increase in financial expenses, net was offset mainly by an increase in financial income from securities which contributed NIS 5.5 million (U.S. $1.4 million) this quarter compared to income of NIS 2.2 million in the comparable period last year.

Taxes on Income for the second quarter of 2010 amounted to NIS 4.1 million (U.S. $1.1 million) (effective tax rate of 16.3% compared to a statutory tax rate of 25%) compared to tax expenses of NIS 6.9 million (effective tax rate of 28.2% compared to a statutory tax rate of 26%) in the corresponding quarter. The low effective tax rate as compared to the statutory rate was due to the provision of deferred tax liabilities during the quarter at the rate of tax that is expected to apply on realization, which is lower than the statutory rate.

Net Income for the second quarter of 2010 amounted to NIS 21.1 million (U.S. $ 5.4 million) compared to a net income of NIS 17.5 million in the second quarter of 2009. The increase in the net income in this quarter compared to the corresponding quarter last year resulted from the increase in operating income and decrease in tax expense as discussed above. The net income for the second quarter of 2010 attributable to equity holders of the Company, was NIS 19.0 million (U.S. $4.9 million), or NIS 0.42 per share (U.S. $ 0.11), while the portion attributable to the non-controlling interests was NIS 2.1 million (U.S. $0.6 million).

Segment Information Analysis

Segment Information Analysis for the first six months of 2010

Supermarkets Segment

	For the six months ended June 30			Convenience translation(a) for the six months ended June 30
	2010	2009	Change %	2010
	NIS in thousands			U.S. dollars
Segment Revenues	3,364,527	3,358,964	0.2%	868,265
Segment profit	126,333	101,546	24.4%	32,602
Segment profit as a percentage of segment revenues	3.8%	3.0%	0.8%	3.8%

	For the six months ended June 30		Convenience translation(a) for the six months ended June 30
	2010	2009	2010
	NIS	NIS	U.S.$
	(Unaudited)

Decrease in same store sales*	(2.1)%	(6.8)%	NA

Number of stores at end of period	206	200	NA
Stores opened during the period	4	7	NA
Stores closed during the period	1	1	NA

Total square meters at end of period	369,900	362,300	NA
Square meters added during the period, net	4,900	7,800	NA

Sales per square meter	9,102	9,366	2,349

Sales per employee (in thousands)	498	484	129
* Compared with the same period in the prior fiscal year.

Revenues for the Supermarkets segment for the first half of 2010 increased by 0.2% from NIS 3,359.0 million in the first half of 2009 to NIS 3,364.5 million (U.S. $868.3 million) in the first half of 2010. The main reason for the increase was the net addition of 12 new stores from the beginning of 2009, with an area of 15,400 square meters, partially offset by a decrease of approximately 2.1% in SSS. The SSS during the first half of 2010 were NIS 3,185.2 million compared to NIS 3,253.5 million in the corresponding period last year. The sales from the addition of our new stores for the first half of 2010 were NIS 179.3 million compared to NIS 105.5 million in the corresponding period last year.

Profit for the Supermarkets segment in the first half of 2010 increased by 24.4% to NIS 126.3 million (U.S $ 32.6 million) (3.8% of segment revenues) compared to the segment profit of NIS 101.5 million (3.0% of segment revenues) in the corresponding period last year. The increase in the segment profit was due to a the effects of the Company's strategic plan and the improvement in the macro-economic situation in Israel

Non Food Retail and Wholesale Segment

	For the Six month ended June 30			Convenience translation(a) for the six months ended June 30
	2010	2009	Change %	2010
	NIS in thousands			U.S.$
Segment Revenues	251,816	270,259	-6.7%	64,985
Segment profit	9,583	18,584	-48.0%	2,473
Segment profit as a percentage of segment revenues	3.7%	6.6%	-3.0%	3.7%

Revenues for the Non Food Retail and Wholesale segment decreased by approximately 6.2% from NIS 270.3 million in the first half of 2009 to NIS 251.8 million (U.S. $65.0 million) in the first half of 2010. The decrease in revenues was mainly due to a decrease in the houseware sector offset by an increase in the leisure sector.

Profit for the Non Food Retail and Wholesale segment in the first half of 2010 amounted to NIS 9.5 million (U.S $ 2.4 million) (3.7% of segment revenues) compared to the segment profit of NIS 18.5 million (6.6% of segment revenues) in the corresponding period in 2009. The decrease in the segment profit was due to a decrease in sales in the houseware sector offset by an increase in sales in the leisure sector and due to one-off costs of NIS 2.9 million due to the transfer to the new Non-food segment group logistics center and the consolidation of the Bee group center and move to single new offices.

Real Estate Segment

	For the Six month ended June 30			Convenience translation(a) for the six months ended June 30
	2010	2009	Change %	2010
	NIS in thousands			U.S. dollars
Segment Revenues	10,754	10,641	1.1%	2,775
Appreciation of Investment Property	13,187	1,740	657.9%	3,403
Segment profit	17,531	7,571	131.6%	4,524
Segment profit as a percentage of segment revenues	163.0%	71.1%	91.9%	163.0%

Revenues for the Real Estate segment for the first half of 2010 increased by 1.1% to NIS 10.8 million (U.S. $2.8 million), compared to NIS 10.6 million in the corresponding period of 2009. The increase was mainly due to an increase in revenue from existing lease agreements (which are linked to the Israeli consumer price index ("CPI") and therefore were affected by the increase in the CPI), new rent agreements and improvements in rates of renewed rental agreements.

Increase in the fair value of Investment Property In the first half of 2010, the Real Estate segment recorded a gain from appreciation of investment property, as a result of the advancement in the planning and operation of the Company's developments as well as the increase in the rental rates achieved for new rental agreements, in the amount of NIS 13.2 million (U.S $ 3.4 million) compared to NIS 1.7 million in the corresponding period of the previous year.

Profit for the Real Estate segment in the first half of 2010 increased by 131.6% to NIS 17.5 million (U.S $ 4.5 million) compared to the segment profit of NIS 7.5 million in the corresponding period. The increase in the segment profit was due to the increase in gain from appreciation, as described above.

Segment Information Analysis for the second quarter

Supermarkets Segment

	For the three months ended June 30			Convenience translation(a) for the six months ended June 30
	2010	2009	Change %	2010
	NIS in thousands			U.S. dollars

Segment Revenues	1,674,632	1,731,387	-3.3%	432,163

Segment profit	67,971	57,099	19.0%	17,541
Segment profit as a percentage of segment revenues	4.1%	3.3%	0.8%	4.1%

	For the three months ended June 30		Convenience translation(a) for the three months ended June 30
	2010	2009	2010
	NIS	NIS	U.S.$
	(Unaudited)

Decrease in same store sales*	(5.2)%	(6.1)%	NA

Number of stores at end of period	206	200	NA
Stores opened during the period	1	2	NA
Stores closed during the period	1	1	NA

Total square meters at end of period	369,900	362,300	NA
Square meters added during the period, net	(800)	2,800	NA

Sales per square meter	4,525	4,624	1,167

Sales per employee (in thousands)	242	244	62
* Compared with the same period in the prior fiscal year.

Revenues for the Supermarkets segment for the second quarter of 2010 decreased by 3.3% to NIS 1,674.6 million (U.S $ 432.2 million), compared to NIS 1,731.4 million in the corresponding quarter of 2009.  The decrease in revenues was mainly due to a reduction in SSS at a rate of 5.2% because of the timing of the Passover holiday and partially offset by the opening of net 7 new stores from the beginning of the second quarter of 2009 with an area of 10,400 square meters. The SSS during the second quarter of 2010 were NIS 1,559.2 million compared to NIS 1,646.2 million in the corresponding period last year. The sales from net new stores for the second quarter of 2010 were NIS 115.4 million compared to NIS 85.2 million in the corresponding period last year.

Profit for the Supermarkets segment in the second quarter of 2010 increased by 19.0% to NIS 68.0 million (U.S $ 17.5 million) (4.1% of segment revenues) compared to the segment profit of NIS 57.1 million (3.3% of segment revenues) in the corresponding quarter. The increase in the segment profit was due to the effects of the Company's strategic plan, which were reflected in the improvement in the gross profit and the reduction in the losses of Eden Teva and the improvement in the macro-economic situation in Israel.

Non Food Retail and Wholesale Segment
	For the three months ended June 30%			Convenience translation(a) for the three months ended June 30
	2010	2009	Change	2010
	NIS in thousands			U.S. dollars

Segment Revenues	99,546	117,519	-15.3%	25,689

Segment profit (loss)	(8,946)	666	N.A.	1,721
Segment profit (loss) as a percentage of segment revenues	(6.7)%	0.6%	6.1%	6.7%

Revenues for the non Food Retail and Wholesale segment for the second quarter of 2010 decreased by 15.3 % to NIS 99.5 million (U.S $ 25.7 million), compared to NIS 117.5 million in the corresponding quarter of 2009.  The decrease was mainly due to the timing of the Passover holiday which affected this segment even more strongly than the Supermarket segment.

Profit (Loss) for the Non Food Retail and Wholesale segment in the second quarter of 2010 decreased to NIS (6.7) million (U.S $ (1.7) million) (6.7% of segment revenues) compared to the segment profit of NIS 0.7 million (0.6% of segment revenues) in the corresponding quarter in 2009. The decrease in the segment profit was due to a decrease in sales resulting from the timing of Passover as mentioned above and an increase in one-time expenses due to the strategic steps taken in Bee group as mentioned above.

Real Estate Segment

	As of June 30			Convenience translation(a) as of June 30
	2010	2009	Change %	2010
	NIS in thousands			U.S. dollars
Segment Revenues	5,340	5,361	-0.4%	1,378
Appreciation of Investment Property	10,913	1,740	527.2%	2,816
Segment profit	14,287	5,166	176.6%	3,687
Segment profit as a percentage of segment revenues	267.5%	96.4%	171.1%	267.5%

Revenues for the real estate segment for the second quarter of 2010 decreased by 0.4 % to NIS 5.3 million (U.S $ 1.4 million), compared to NIS 5.4 million in the corresponding quarter of 2009.

Increase in the Fair Value of Investment Property: During the second quarter of 2010, the Company recorded a gain from appreciation of investment property of NIS 10.9 million (U.S $ 2.8 million) compared to NIS 1.7 million in the corresponding quarter of the previous year.

Profit for the Real Estate segment in the second quarter of 2010 increased by 176.6% to NIS 14.3 million (U.S $ 3.7 million) (267.5% of segment revenues) compared to the segment profit of NIS 5.2 million (96.4% of segment revenues) in the corresponding quarter of 2009. The increase in the segment profit was mainly due to the increase in the gain from appreciation, as described above.

LIQUIDITY, CAPITAL RESOURCES AND CAPITAL REQUIREMENTS OF ALON HOLDINGS BLUE - SQUARE ISRAEL

The following discussion presents an analysis of our cash flows for the six months and three months ended June 30, 2010 compared to six months and three months ended June 30, 2009.

Cash Flows in the first half of 2010

Cash Flows from Operating Activities: Net cash flows deriving from operating activities in the first half of 2010 amounted to NIS 85.9 million (U.S. $22.1 million) compared to NIS 167.9 million in the first half of 2009. The decrease in cash flows from operating activities derives from the acquisition of real estate inventories in the amount of NIS 121.7 million (U.S.$31.4 million), an improvement in the operating profit and a decrease in tax payments.

Cash Flows from Investing Activities: Net Cash flows used in investing activities in the first half of 2010 amounted to NIS 376.9 million (U.S. $97.3 million) compared to net cash flows of NIS 485.5 million used in investing activities in the first half of 2009. Cash flows used in investing activities in the first half of 2010 included mainly purchases of property and equipment, intangible assets, investment property and payments on account of real estate in a total amount of NIS 151.0 million (U.S. $39.0 million) 'a net investment in marketable securities of NIS 216.9 million (U.S. $56.0 million) and the grant of a loan of NIS 18.9 million (U.S. $4.9 million)  to a proportionally consolidated company offset by interest income of NIS 9.9 million (U.S. $2.5 million). Cash flows used in investing activities in the first half of 2009 included mainly the investment of NIS 470 million in a restricted deposit, the purchase of property and equipment, intangible assets and investment property amounting to NIS 104.9 million net of proceeds of NIS 80.0 million from the realization of the restricted short term deposit and proceeds from the realization of property and equipment and investment property in the amount of NIS 7.2 million.

Cash Flows from Financing Activities: Net Cash flows used in financing activities in the first half of 2010 amounted to NIS 58.2 million (U.S $15.0 million) compared to net cash flow from financing activities of NIS 365.2 million in the corresponding period last year. Cash flows used in financing activities in the first half of 2010 included mainly repayment of long term loans of NIS 73.4 million (U.S $ 18.9 million), the payment of interest of NIS 58.5 million (U.S $ 15.1 million), payment of dividends of NIS 75 million (U.S. $19.4 million) to the Company's shareholders and NIS 17.6 million (U.S. $4.5 million) to the non-controlling interests and acquisition of treasury shares of NIS 4.3 million (U.S. $1.1 million). This was offset by an increase in short term credit, net in the amount of NIS 166.3 million (U.S. $42.9 million). Net Cash flows from financing activities in the first half of 2009 included mainly an increase in short term credit, net of NIS 476.6 million net of the repayment of long term loans of NIS 66.4 million and interest paid of NIS 45.9 million.

Cash Flows in the Second Quarter of 2010

Cash Flows from Operating Activities: Net cash flows deriving from operating activities in the second quarter of 2010 amounted to NIS 64.3 million compared to NIS 133.4 million in the second quarter of 2009. The decrease in cash flows from operating activities derives from the acquisition of real estate inventories in the amount of NIS 121.7 million (U.S.$31.4 million), an increase in the balance of trade payables mainly as a result of the timing of payments.

Cash Flows used in Investing Activities: Net Cash flows used in investing activities in the second quarter of 2010  amounted to NIS 327.5 million (U.S. $84.5 million) compared to net cash flows of NIS 35.5 million from investing activities in the corresponding quarter of the previous year. The cash flows used in investing activities in the second quarter of 2010 mainly included the purchase of property and equipment, intangible assets, investment property and payments on account of real estate in a total amount of NIS 112.3 million (U.S. $29.0 million), net investment in marketable securities of NIS 200.7 million (U.S. $51.8 million) and the grant of a loan to a proportionally consolidated company of NIS 18.9 million (U.S. $4.9 million) net of interest received amounting to NIS 4.4 million (U.S. $1.1 million). Cash used in investing activities in the second quarter of 2009 mainly included the proceeds from the realization of a restricted deposit of NIS 80.0 million net of purchases of property and equipment, intangible assets and investment property in a total amount of approximately NIS 52.3 million.

Cash Flows from Financing Activities: Net Cash flows from financing activities amounted to NIS 4.8 million (U.S $ 1.2 million) in the second quarter of 2010 as compared to net cash used in financing activities of NIS 91.0 million in the corresponding period last year. Cash flows from financing activities in the second quarter of 2010 included mainly an increase in short term credit net in the amount of NIS 58.8 million (U.S. $15.1 million) net of the repayment of long term loans amounting to NIS 34.8 million (U.S $ 9.0 million) and interest paid of NIS 19.8 million (U.S. $5.1 million). The cash flows used in financing activities in the second quarter of 2009 included mainly repayment of long term loans of NIS 35.9 million, dividend paid to non-controlling interests of subsidiaries of NIS 6.2 million, interest paid amounting to 10.5 million and a net reduction in short term credit of NIS 52.8 million.

Capital Resources and Requirements

Our capital resources consist of a variety of short and long-term financial instruments, including loans from financial institutions, commercial paper, listed and non-listed debentures and convertible debentures. In addition, other capital resources consist of liquid resources such as cash and cash equivalents, future cash flows from operating activities and current available-for-sale financial assets.

Our capital requirements include, among others, scheduled debt service, regular capital spending, ongoing cash requirements from operating activities, and dividend payments.

Total debt relates to our debentures, loans from banks, and other financial indebtedness such as commercial paper. Total debt is comprised of short-term debt and current maturities of long-term debt as well as long-term debt, as stated on the consolidated statements of financial position.

Total liquidity refers to the liquid financial assets we had available at the respective balance sheet dates to fund our business operations and pay for near-term obligations. Total liquidity is comprised of cash and cash equivalents as well as currently available financial assets, as stated on the consolidated balance sheets.

Net debt results from total debt less total liquidity. Management uses the net debt measure for internal corporate finance management, as well as for external communication with rating agencies, and accordingly we believe that presentation of net debt is useful for investors. Net debt should not be considered in isolation as an alternative to short-term debt and long-term debt as presented in accordance with IFRS.

			Convenience
			translation for
	For the Six months		the six months
	ended June 30,		ended June 30,
	2010	2009	2010
	NIS In thousands		U.S. dollars
Credit and loans from banks and others (current)	427,787	725,528	110,397
Current maturities of convertible debentures	76,235	29,064	19,674
Long-term from banks, net of current maturities	541,528	289,885	139,749
Convertible debentures, net of current maturities	132,334	128,070	34,151
Debentures, net of current maturities	1,261,208	1,001,537	325,473
Total debt	2,439,092	2,174,084	629,444
Cash and cash equivalents	262,517	137,241	67,746
Short-term bank deposit	-	207	-
Investment in securities	431,786	188,726	111,429
Total liquidity	694,303	326,174	179,175
Net debt	1,744,789	1,847,910	450,269

For further information on changes in net debt please refer to “Cash flow — First six months of 2010 compared to first six months of 2009 — Financing activities” above.

We believe that our cash balances and cash generated from operations will be sufficient to meet our anticipated cash requirements for the next 12 months.

Subsequent events

•
On July 12, 2010 BSRE completed its capital raising of NIS 110 million of debentures which are linked to the Israeli CPI. The debentures bear an annual interest of 4.5% and are due to be repaid in four annual installments in 2017 to 2020.

•
On July 15, 2010, we announced that as a result of the approval in the shareholders' general meeting of June 28, 2010 and the approval of the Register of Companies in Israel the Company's name would be changed to "Alon Holdings Blue Square – Israel Ltd".

•
On August 10, 2010, we received a rating of A1 from Midroog for the debentures up to par value NIS 500 million that the Company may issue. The rating is subject to a number of conditions which are detailed in Midroog's report.

•	On September 15, 2010 Midroog affirmed the A1 rating of Series A and B debentures previously issued to private investors by us.

•	For the developments in the contingencies, see note 10 to the financial statements as of June 30, 2010.

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NOTE A: Convenience Translation to Dollars

The convenience translation of New Israeli Shekel (NIS) into U.S. dollars was made at the exchange rate prevailing at June 30, 2010: U.S. $1.00 equals NIS 3.875. The translation was made solely for the convenience of the reader.

NOTE B: Reconciliation to EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization):

Use of financial measures that are not in accordance with Generally Accepted Accounting Principles.

						Convenience
						translation(A)
		For the		For the		for the
	Year ended	six months		three months		six months
	December 31,	ended June 30,		ended June 30		ended June 30,
	2009	2009	2010	2009	2010	2010
	NIS					U.S. dollars
	In thousands
Net income for the period	97,801	49,860	58,207	17,512	21,114	15,022
Taxes on income	23,124	24,780	25,656	6,879	4,123	6,621
Finance expenses, net	112,674	47,227	56,708	35,230	42,286	14,633
Share in losses of associates	37	88	576	4	-	149
Other losses, net	28,104	638	7,109	2,800	5,878	1,835
Increase in fair value of investment property	(20,775)	(1,740)	(13,187)	(1,740)	(10,913)	(3,403)
Depreciation and amortization	165,248	79,766	87,291	39,992	44,086	22,527
Share based payment	12,166	5,403	3,867	2,933	2,000	966
EBITDA	418,379	206,022	226,221	103,610	108,574	58,350

EBITDA is a measure that is not in accordance with Generally Accepted Accounting Principles (Non-GAAP) and is defined as income before financial income (expenses) net, other gains (losses) net, changes in fair value of investment property taxes, depreciation and amortization. It is presented because it is a measure commonly used in the retail industry and is presented as an additional performance measure since it enables comparisons of operating performances between periods and companies while neutralizing potential differences resulting from changes in capital structures, taxes, age of property and equipment and its related depreciation expenses. EBITDA, however, should not be considered as an alternative to operating income or income for the year as an indicator of our operating performance. Similarly, EBITDA should not be considered as an alternative to cash flow from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under Generally Accepted Accounting Principles (GAAP) and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of our historic operating results nor is it meant to be predictive of potential future results

This Management’s Discussion and Analysis contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following:  the effect of the recession in Israel on the sales in our stores and on our profitability; our ability to compete effectively against discount supermarkets and other competitors; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation to our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2009.  You are cautioned not to place undue reliance on these forward-looking statements, which are only relevant as of the date of this Management’s Discussion and Analysis.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this Management’s Discussion and Analysis.

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